                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SELFCARE, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   81631R 10 7
             -------------------------------------------------------
                                 (CUSIP Number)


                                   ----------

CUSIP NO. 81631R 10 7              13G             PAGE 2 OF 6 PAGES
---------------------                             ------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ron Zwanziger
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom
-------------------------------------------------------------------------------

   NUMBER OF    5.   SOLE VOTING POWER    1,746,394
    SHARES
 BENEFICIALLY   ------------------------------------------------------------
 OWNED BY EACH
   REPORTING    6.   SHARED VOTING POWER   0
  PERSON WITH
                ------------------------------------------------------------
                7.   SOLE DISPOSITIVE POWER  1,746,394

                ------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   0

-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,746,394*
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         17.9%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------
*Does not include 12,633 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse. The reporting person disclaims beneficial interest of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of Section 16 or for any other purpose.

CUSIP NO. 81631R 10 7              13G             PAGE 3 OF 6 PAGES
---------------------                             ------------------


ITEM 1(a).  NAME OF ISSUER:

            Selfcare, Inc.
            --------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            200 Prospect Street, Waltham, Massachusetts 02154
            --------------------------------------------------------------------
ITEM 2(a).  NAME OF PERSON FILING:

            Ron Zwanziger
            --------------------------------------------------------------------
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Selfcare, Inc. 200 Prospect Street, Waltham, Massachusetts 02154
            --------------------------------------------------------------------
ITEM 2(c).  CITIZENSHIP:

            United Kingdom
            --------------------------------------------------------------------
ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share
            --------------------------------------------------------------------
ITEM 2(e)   CUSIP NUMBER:

            81631R 10 7
            --------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable

ITEM 4.     OWNERSHIP.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

CUSIP NO. 81631R 10 7              13G             PAGE 4 OF 6 PAGES
---------------------                             ------------------

      (a)   Amount beneficially owned:

            1,746,394 (of which the reporting person has the right to acquire 1,153,655 shares)*
            --------------------------------------------------------------------
      (b)   Percent of class:

            17.9%
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 1,746,394
                                                     ---------
      (ii)  Shared power to vote or to direct the vote 0
                                                      ---
      (iii) Sole power to dispose or to direct the disposition of 1,746,394
                                                                  ---------
      (iv)  Shared power to dispose or to direct the disposition of 0
                                                                   ---
ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

CUSIP NO. 81631R 10 7              13G             PAGE 5 OF 6 PAGES
---------------------                             ------------------


* Does not include 12,633 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse. The reporting person disclaims beneficial interest of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of Section 16 or for any other purpose.

CUSIP NO. 81631R 10 7              13G             PAGE 6 OF 6 PAGES
---------------------                             ------------------

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 12, 1998
                                            --------------------------
                                                      Date

                                              /s/ Ron Zwanziger
                                            --------------------------
                                                    Signature

                                                  Ron Zwanziger
                                            --------------------------
                                                   Name/Title

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